Exhibit 4.26

Private & Confidential

Dated 20 November 2008

SAFE BULKERS, INC.	(1)

and

BAYERISCHE HYPO- UND VEREINSBANK AKTIENGESELLSCHAFT	(2)

CORPORATE GUARANTEE

Contents

Clause		Page

1	Interpretation	1

2	Guarantee	5

3	Payments and Taxes	8

4	Representations and warranties	9

5	Undertakings	12

6	Set-off	15

7	Benefit of this Guarantee	15

8	Notices and other matters	15

9	Law and jurisdiction	17

Schedule 1 Form of Compliance Certificate		18

THIS GUARANTEE is dated 20 November 2008 and made BETWEEN:

(1)	SAFE BULKERS, INC. of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the “Guarantor”); and

(2)

BAYERISCHE HYPO- UND VEREINSBANK AKTIENGESELLSCHAFT having its registered office at Am Tucherpark 16, D-80538, Munich, Germany and acting through its office at 7 Heraklitou Street, 106 73 Athens, Greece (the “Bank”).

WHEREAS:

(A)

by a loan agreement dated 11 January 2007 as amended and supplemented by a first supplemental letter dated 14 May 2008, by a second supplemental letter dated 15 May 2008 and by a supplemental agreement dated 20 November 2008 (together the “Agreement”) each made between (inter alios) (1) Petra Shipping Ltd as borrower (the “Borrower”) and (2) the Bank, the Bank has agreed, upon and subject to the terms and conditions of the Agreement, to make (and has made) available to the Borrower, a multi-currency loan facility of up to (originally) US$36,000,000, which was subsequently increased by $4,170,618.70 pursuant to the first supplemental letter referred to above;

(B)

by a 1992 ISDA master agreement (including a schedule thereto) dated as of 11 January 2007 (the “Master Swap Agreement”) and made between the Borrower and the Bank, the Bank agreed the terms and conditions upon which it would enter into interest rate swap or other derivative transactions with the Borrower in respect of the Loan, whether in whole or in part (as the case may be) from time to time; and

(C)

the execution and delivery of this Guarantee is one of the conditions to the Bank continuing to make the said loan facility available under the Agreement and this Guarantee is the Corporate Guarantee referred to in the Agreement and it constitutes a Security Document.

IT IS AGREED as follows:

1	Interpretation

1.1	Defined expressions

In this Guarantee, unless the context otherwise requires or unless otherwise defined in this Guarantee, words and expressions defined in the Agreement and used in this Guarantee shall have the same meanings when used in this Guarantee.

1.2	Definitions

In this Guarantee, unless the context otherwise requires:

“Accounting Information” means (a) the annual audited consolidated financial statements of the Group, (b) the semi-annual unaudited consolidated financial statements of the Group and (c) the quarterly unaudited consolidated financial statements of the Group, each as provided or (as the context may require) to be provided to the Bank in accordance with clause 5.1.4;

“Accounting Period” means (a) each financial year of the Guarantor, (b) each financial half-year of the Guarantor and (c) each financial quarter of each financial year of the Guarantor, for which Accounting Information is required to be delivered pursuant to this Guarantee;

“Applicable Accounting Principles” means the most recent and up-to-date US GAAP applicable at any relevant time;

“Bank” includes the successors in title, Assignees and Transferees of the Bank;

“Borrowed Money” means Indebtedness in respect of (i) money borrowed or raised and debit balances at banks, (ii) any bond, note, loan stock, debenture or similar debt instrument, (iii) acceptance or documentary credit facilities, (iv) receivables sold or discounted (otherwise than on a non-recourse basis), (v) deferred payments for assets or services acquired, (vi) finance leases and hire purchase contracts, (vii) swaps, forward exchange contracts, futures and other derivatives, (viii) any other transaction (including without limitation forward sale or purchase agreements) having the commercial effect of a borrowing or raising of money or of any of (ii) to (vii) above and (ix) guarantees in respect of Indebtedness of any person falling within any of (i) to (viii) above;

“Collateral Instruments” means notes, bills of exchange, certificates of deposit and other negotiable and non-negotiable instruments, guarantees, indemnities and other assurances against financial loss and any other documents or instruments which contain or evidence an obligation (with or without security) to pay, discharge or be responsible directly or indirectly for, any indebtedness or liabilities of the Borrower or any other person liable and includes any documents or instruments creating or evidencing a mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, trust arrangement or security interest of any kind;

“Compliance Certificate” means a certificate in the form set out in schedule 1;

“Consolidated Adjusted Leverage Ratio” means, as of the last day of an Accounting Period or on any other day, the ratio of (a) the Consolidated Liabilities to (b) the Consolidated Total Assets, as stated in the then most recent and relevant Accounting Information;

“Consolidated Adjusted Net Worth” means the aggregate of the amounts paid-up or credited as paid-up on the Guarantor’s issued share capital and the amount of the consolidated capital and revenue reserves of the Group (including any share premium account, capital redemption reserve fund and any credit balance on the consolidated profit and loss account of the Group) all as shown by the latest consolidated balance sheet and profit and loss account of the Group delivered under this Guarantee but after:

(a)	deducting any debit balance on such consolidated profit and loss account;

(b)	deducting any amount shown in such consolidated balance sheet in respect of goodwill (including goodwill arising on consolidation) and other intangible assets;

(c)

deducting (so far as not otherwise excluded as attributable to minority interests) a sum equal to the aggregate of the amount by which the book value of any fixed assets of any member of the Group has been written up after 31 December 2007 (or, in the case of a company becoming a subsidiary after that date, the date on which that company became a subsidiary) by way of revaluation. For the purposes of this paragraph (c) any increase in the book value of any fixed asset resulting from its transfer by one member of the Group to another member of the Group shall be deemed to result from a writing up of its book value by way of revaluation;

(d)

excluding amounts set aside for taxation as at the date of such balance sheet and making such adjustments as may be appropriate in respect of any significant additional taxation expected to result from transactions carried out by any member of the Group after such date and not reflected in that balance sheet;

(e)	deducting all amounts attributable to minority interests in Subsidiaries;

(f)

making such adjustments as may be appropriate in respect of any variation in the amount of such paid up share capital or any such reserves after the date of the relevant balance sheet (but so that no such adjustment shall be made in respect of any variation in profit and loss account except to the extent of any profit or loss, calculated on a cumulative basis, recorded in the consolidated profit and loss account of the Group delivered to the Bank before the date of this Guarantee, or under clause 5.1.4 in respect of any subsequent period);

(g)

making such adjustments as may be appropriate in respect of any distribution declared, recommended or made by any member of the Group (otherwise than attributable directly or indirectly to the Guarantor) out of profits earned up to and including the date of the latest audited balance sheet of that member of the Group to the extent that such distribution is not provided for in that balance sheet;

(h)	making such adjustments as may be appropriate in respect of any variation in the interests of the Guarantor in its Subsidiaries since the date of the latest consolidated balance sheet of the Group;

(i)

if the calculation is required for the purpose of or in connection with a transaction under or in connection with which any company is to become or cease to be a Subsidiary of the Guarantor, making all such adjustments as would be appropriate if that transaction had been carried into effect;

(j)	adding the relevant excess in the event that the Fleet Market Value exceeds the book values of the Fleet Vessels as shown in the then most recent and relevant Accounting Information;

(k)	deducting the relevant shortfall in the event that the Fleet Market Value is less than the book values of the Fleet Vessels as shown in the then most recent and relevant Accounting Information; and

(l)	making such adjustments as may be appropriate in the opinion of the Bank in order that the above amounts are calculated in accordance with the Applicable Accounting Principles;

“Consolidated Current Assets” means, as of the last day of an Accounting Period or on any other day, the aggregate of the cash and marketable securities, trade and other receivables from persons other than a member of the Group realisable within one (1) year, inventories and prepaid expenses which are to be charged to income within one (1) year less any doubtful debts and any discounts or allowances given, in each case in relation to the Group, as stated in the then most recent and relevant Accounting Information;

“Consolidated Debt” means, as of the last day of an Accounting Period or on any other day, the aggregate amount of Borrowed Money owed by the members of the Group (but excluding Borrowed Money of the type referred to in paragraphs (v), (vii) and (viii) of the definition of “Borrowed Money” in this clause 1.2), as stated in the then most recent and relevant Accounting Information;

“Consolidated Debt Service Ratio” means, as of the last day of an Accounting Period or on any other day, the ratio of Consolidated Debt to Consolidated EBITDA in respect of the Rolling Four Quarter Period ending on such day, each as stated in the then most recent and relevant Accounting Information;

“Consolidated EBITDA” means, as of the last day of an Accounting Period or on any other day, the consolidated net pre-taxation profits of the Group in respect of the Rolling Four Quarter Period ending on such day, as stated in the then most recent and relevant Accounting Information, and all as adjusted by:

(a)	adding back Consolidated Net Interest Expense;

(b)	taking no account of any exceptional or extraordinary item;

(c)	adding back depreciation and amortisation;

(d)	deducting any non-cash income an non-cash gains; and

(e)

taking no account of any revaluation of an asset or any loss or gain over book value arising on the disposal of an asset (otherwise than in the ordinary course of trading) by a member of the Group during that Rolling Four Quarter Period;

“Consolidated Liabilities” means, as of the last day of an Accounting Period or on any other day, the aggregate amount of Liabilities owed by the members of the Group, as stated in the then most recent and relevant Accounting Information;

“Consolidated Net Interest Expense” means, as of the last day of an Accounting Period or on any other day, all interest and other financing charges incurred or paid by the Group minus all interest income received by the Group in respect of the Rolling Four Quarter Period ending on such day, as stated in the then most recent and relevant Accounting Information;

“Consolidated Tangible Fixed Assets” means, as of the last day of an Accounting Period or on any other day, the aggregate of (a) the Fleet Market Value and (b) the book value (less depreciation computed in accordance with the Applicable Accounting Principles consistently applied) on a consolidated basis of all other tangible fixed assets of the Group (i.e. excluding Fleet Vessels), as stated in the then most recent and relevant Accounting Information;

“Consolidated Total Assets” means, at any relevant time, the aggregate of Consolidated Current Assets and Consolidated Tangible Fixed Assets;

“Fleet Market Value” means, as of the date of calculation, the aggregate market value of the Fleet Vessels as most recently determined pursuant to valuations obtained and made in accordance with clause 5.1.5 of this Guarantee and the provisions of clause 9.2.2 of the Agreement (at the cost of the Guarantor) (and for the purposes of this Guarantee and the calculation of Fleet Market Value, such clause 9.2.2 shall apply to this Guarantee mutatis mutandis);

“Fleet Vessels” means the vessels (including, but not limited to, the Ship) from time to time owned by the members of the Group and “Fleet Vessel” means any of them;

“Group” means, together, the Guarantor and its Subsidiaries from time to time (including, for the avoidance of doubt, the Borrower) and “member of the Group” shall be construed accordingly;

“Guarantee” includes each separate or independent stipulation or agreement by the Guarantor contained in this Guarantee;

“Guaranteed Liabilities” means all moneys, obligations and liabilities expressed to be guaranteed by the Guarantor in clause 2.1;

“Guarantor” includes the Guarantor’s successors in title;

“Hadjioannou Family” means Mr Polys V. Hajioannou, Mr Nicolaos V. Hadjioannou, Ms Eleni V Hajioannou and Ms Maria V. Hajioannou and their direct lineal descendants;

“Incapacity” means, in relation to a person, the death, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding-up, administration, receivership, amalgamation, reconstruction or other incapacity of that person whatsoever (and, in the case of a partnership, includes the termination or change in the composition of the partnership);

“Liabilities” means, in relation to any member of the Group (the “debtor”):

(a) Borrowed Money of the debtor;

(b) liability for any credit to the debtor from a supplier of goods or services or under any instalment purchase or payment plan or other similar arrangement;

(c)

contingent liabilities of the debtor (including without limitation any taxes or other payments under dispute) which have been or, under the Applicable Accounting Principles consistently applied, should be recorded in the notes to the Accounting Information;

(d) deferred tax of the debtor; and

(e)

liability under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another person who is not a member of the Group which would fall within (a) to (d) above if the references to the debtor referred to the other person;

“Relevant Jurisdiction” means any jurisdiction in which or where the Guarantor is incorporated, resident, domiciled, has a permanent establishment, carries on or has a place of business or is otherwise effectively connected; and

“Rolling Four Quarter Period” means, as of the last day of an Accounting Period or on any other day, the twelve-month period ending on such day.

1.3	Headings

Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Guarantee.

1.4	Construction of certain terms

In this Guarantee, unless the context otherwise requires:

1.4.1	references to clauses are to be construed as references to the clauses of this Guarantee;

1.4.2

references to (or to any specified provision of) this Guarantee or any other document shall be construed as references to this Guarantee, that provision or that document as in force for the time being and as amended from time to time in accordance with the terms thereof, or, as the case may be, with the agreement of the relevant parties;

1.4.3	words importing the plural shall include the singular and vice versa;

1.4.4	references to a time of day are to London time;

1.4.5	references to a person shall be construed as including references to an individual, firm, company, corporation, unincorporated body of persons or any Government Entity;

1.4.6

references to a “guarantee” include references to an indemnity or other assurance against financial loss including, without limitation, any obligation to purchase assets or services as a consequence of a default by any other person to pay any Indebtedness and “guaranteed” shall be construed accordingly; and

1.4.7	references to any enactment shall be deemed to include reference to such enactment as re-enacted, amended or extended.

2	Guarantee

2.1	Covenant to pay

In consideration of the Bank making or continuing loans or advances to, or otherwise giving credit or granting banking facilities or accommodation or granting time to, the Borrower pursuant to the Agreement and/or the Master Swap Agreement, the Guarantor hereby guarantees to pay to the Bank, on demand by the Bank all moneys and discharge all obligations and liabilities now or hereafter due, owing or incurred by the Borrower to the Bank under or pursuant to the Agreement, the Master Swap Agreement and the other Security Documents when the same become due for payment or discharge whether by acceleration or otherwise, and whether such moneys, obligations or liabilities are express or implied, present, future or contingent, joint or several, incurred as principal or surety, originally owing to the Bank or purchased or otherwise acquired by it, denominated in Dollars or in any other currency, or incurred on any banking account or in any other manner whatsoever.

Such liabilities shall, without limitation, include interest (as well after as before judgment) to date of payment at such rates and upon such terms as may from time to time be agreed, commission, fees and other charges and all legal and other costs, charges and expenses on a full and unqualified indemnity basis which may be incurred by the Bank in relation to any such moneys, obligations or liabilities or generally in respect of the Borrower, the Guarantor or any Collateral Instrument.

2.2	Guarantor as principal debtor; indemnity

As a separate and independent stipulation, the Guarantor agrees that if any purported obligation or liability of the Borrower which would have been the subject of this Guarantee had it been valid and enforceable is not or ceases to be valid or enforceable against the Borrower on any ground whatsoever whether or not known to the Bank (including, without limitation, any irregular exercise or absence of any corporate power or lack of authority of, or breach of duty by, any person purporting to act on behalf of the Borrower or any legal or other limitation, whether under the Limitation Acts or otherwise or any disability or Incapacity or any change in the constitution of the Borrower) the Guarantor shall nevertheless be liable to the Bank in respect of that purported obligation or liability as if the same were fully valid and enforceable and the Guarantor were the principal debtor in respect thereof. The Guarantor hereby agrees to keep the Bank fully indemnified on demand against all damages, losses, costs and expenses arising from any failure of the Borrower to perform or discharge any such purported obligation or liability.

2.3	Statements of account conclusive

Any statement of account, signed as correct by an officer of the Bank, showing the amount of the Guaranteed Liabilities shall, in the absence of manifest error, be binding and conclusive on and against the Guarantor.

2.4	No security taken by Guarantor

The Guarantor warrants that it has not taken or received, and undertakes that until all the Guaranteed Liabilities of the Borrower have been paid or discharged in full, it will not take or receive, the benefit of any security from the Borrowers or either of them or any other person in respect of its obligations under this Guarantee.

2.5	Interest

The Guarantor agrees to pay interest on each amount demanded of it under this Guarantee from the date of such demand until payment (as well after as before judgment) at the rate specified in clause 3.4 of the Agreement which shall apply to this Guarantee mutatis mutandis. Such interest shall be compounded at the end of each period determined for this purpose by the Bank in the event of it not being paid when demanded but without prejudice to the Bank’s right to require payment of such interest.

2.6	Continuing security and other matters

This Guarantee shall:

2.6.1	secure the ultimate balance from time to time owing to the Bank by the Borrower and shall be a continuing security, notwithstanding any settlement of account or other matter whatsoever;

2.6.2	be in addition to any present or future Collateral Instrument, right or remedy held by or available to the Bank; and

2.6.3

not be in any way prejudiced or affected by the existence of any such Collateral Instrument, rights or remedies or by the same becoming wholly or in part void, voidable or unenforceable on any ground whatsoever or by the Bank dealing with, exchanging, varying or failing to perfect or enforce any of the same or giving time for payment or indulgence or compounding with any other person liable.

2.7	Liability unconditional

The liability of the Guarantor shall not be affected nor shall this Guarantee be discharged or reduced by reason of:

2.7.1	the Incapacity or any change in the name, style or constitution of the Borrower or any other person liable;

2.7.2

the Bank granting any time, indulgence or concession to, or compounding with, discharging, releasing or varying the liability of, the Borrower or any other person liable or renewing, determining, varying or increasing any accommodation, facility or transaction or otherwise dealing with the same in any manner whatsoever or concurring in, accepting or varying any compromise, arrangement or settlement or omitting to claim or enforce payment from the Borrower or any other person liable; or

2.7.3

any act or omission which would not have discharged or affected the liability of the Guarantor had it been a principal debtor instead of a guarantor or by anything done or omitted which but for this provision might operate to exonerate the Guarantor.

2.8	Collateral Instruments

The Bank shall not be obliged to make any claim or demand on the Borrower or to resort to any Collateral Instrument or other means of payment now or hereafter held by or available to it before enforcing this Guarantee and no action taken or omitted by the Bank in connection with any such Collateral Instrument or other means of payment shall discharge, reduce, prejudice or affect the liability of the Guarantor under this Guarantee nor shall the Bank be obliged to apply any money or other property received or recovered in consequence of any enforcement or realisation of any such Collateral Instrument or other means of payment in reduction of the Guaranteed Liabilities.

2.9	Waiver of Guarantor’s rights

Until all the Guaranteed Liabilities have been paid, discharged or satisfied in full (and notwithstanding payment of a dividend in any liquidation or under any compromise or arrangement) the Guarantor agrees that, without the prior written consent of the Bank, it will not:

2.9.1	exercise its rights of subrogation, reimbursement and indemnity against the Borrower or any other person liable;

2.9.2

demand or accept repayment in whole or in part of any indebtedness now or hereafter due to the Guarantor from the Borrower or from any other person liable or demand or accept any Collateral Instrument in respect of the same or dispose of the same;

2.9.3	take any step to enforce any right against the Borrower or any other person liable in respect of any Guaranteed Liabilities; or

2.9.4

claim any set-off or counterclaim against the Borrower or any other person liable or claim or prove in competition with the Bank in the liquidation of the Borrower or any other person liable or have the benefit of, or share in, any payment from or composition with, the Borrower or any other person liable or any other Collateral Instrument now or hereafter held by the Bank for any Guaranteed Liabilities or for the obligations or liabilities of any other person liable but so that, if so directed by the Bank, it will prove for the whole or any part of its claim in the liquidation of the Borrower or any other person liable on terms that the benefit of such proof and of all money received by it in respect thereof shall be held on trust for the Bank and applied in or towards discharge of the Guaranteed Liabilities in such manner as the Bank shall deem appropriate.

2.10	Suspense accounts

Any money received in connection with this Guarantee (whether before or after any Incapacity of the Borrower or the Guarantor) may be placed to the credit of a suspense account with a view to preserving the rights of the Bank to prove for the whole of its claims against the Borrower or any other person liable or may be applied in or towards satisfaction of such of the Guaranteed Liabilities as the Bank may from time to time conclusively determine in its absolute discretion.

2.11	Settlements conditional

Any release, discharge or settlement between the Guarantor and the Bank shall be conditional upon no security, disposition or payment to the Bank by the Borrower or any other person liable being void, set aside or ordered to be refunded pursuant to any enactment or law relating to bankruptcy, liquidation, administration or insolvency or for any other reason whatsoever and if such condition shall not be fulfilled the Bank shall be entitled to enforce this Guarantee subsequently as if such release, discharge or settlement had not occurred and any such payment had not been made.

2.12	Guarantor to deliver up certain property

If, contrary to clauses 2.4 or 2.9 the Guarantor takes or receives the benefit of any security or receives or recovers any money or other property, such security, money or other property shall be held on trust for the Bank and shall be delivered to the Bank on demand.

2.13	Retention of this Guarantee

The Bank shall be entitled to retain this Guarantee after as well as before the payment or discharge of all the Guaranteed Liabilities for such period as the Bank may determine.

3	Payments and Taxes

3.1	No set off or counterclaim

All payments to be made by the Guarantor under this Guarantee shall be made in full, without any set-off or counterclaim whatsoever and, subject as provided in clause 3.2, free and clear of any deductions or withholdings, in Dollars (except for charges or expenses which shall be paid in the currency in which they are incurred) on the due date to such account of the Bank as it may specify in writing to the Guarantor from time to time.

3.2	Grossing up for Taxes

If at any time the Guarantor is required to make any deduction or withholding in respect of Taxes from any payment due under this Guarantee for the account of the Bank, the sum due from the Guarantor in respect of such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Bank receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding) a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and the Guarantor shall indemnify the Bank against any losses or costs incurred by it by reason of any failure of the Guarantor to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment. The

Guarantor shall promptly deliver to the Bank any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any deduction or withholding as aforesaid.

3.3	Currency indemnity

If any sum due from the Guarantor under this Guarantee or any order or judgment given or made in relation hereto has to be converted from the currency (the “first currency”) in which the same is payable under this Guarantee or under such order or judgment into another currency (the “second currency”) for the purpose of (a) making or filing a claim or proof against the Guarantor, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation to this Guarantee, the Guarantor shall indemnify and hold harmless the Bank from and against any loss suffered as a result of any difference between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which the Bank may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from the Guarantor under this clause 3.3 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Guarantee and the term “rate of exchange” includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.

4	Representations and warranties

4.1	Continuing representations and warranties

The Guarantor represents and warrants that:

4.1.1	Due incorporation

the Guarantor is duly incorporated and validly existing under the laws of the Marshall Islands as a Marshall Islands corporation and has power to carry on its business as it is now being conducted and to own its property and other assets;

4.1.2	Corporate power to guarantee

the Guarantor has power to execute, deliver and perform its obligations under this Guarantee and under the other Security Documents to which it is or is to be a party; all necessary corporate, shareholder and other action has been taken to authorise the execution, delivery and performance of the same and no limitation on the powers of the Guarantor to borrow or give guarantees will be exceeded as a result of this Guarantee;

4.1.3	Binding obligations

this Guarantee and each of the other Security Documents to which it is or is to be a party constitutes valid and legally binding obligations of the Guarantor enforceable in accordance with its terms;

4.1.4	No conflict with other obligations

the execution and delivery of, the performance of its obligations under, and compliance with the provisions of, this Guarantee and each of the other Security Documents to which it is or is to be a party, by the Guarantor will not (i) contravene any existing applicable law, statute, rule or regulation or any judgment, decree or permit to which the Guarantor is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which the Guarantor is a party or is subject or by which it or any of its property is bound, (iii) contravene or conflict with any provision of the Guarantor’s constitutional documents or (iv) result in the creation or imposition of or oblige the Guarantor to create any Encumbrance on any of the Guarantor’s undertakings, assets, rights or revenues;

4.1.5	No litigation

no litigation, arbitration or administrative proceeding is taking place, pending or, to the knowledge of the officers of the Guarantor, threatened against the Guarantor or any of its Subsidiaries which could have a material adverse effect on the business, assets or financial condition of the Guarantor;

4.1.6	No filings required

it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of this Guarantee or any of the other Security Documents to which the Guarantor is or is to be a party, that it or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Relevant Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Relevant Jurisdiction on or in relation to this Guarantee or any of the other Security Documents to which the Guarantor is or is to be a party and this Guarantee is in proper form for its enforcement in the courts of each Relevant Jurisdiction;

4.1.7	Choice of law

the choice by the Guarantor of English law to govern this Guarantee or any of the other Security Documents to which the Guarantor is or is to be a party and the submission by the Guarantor to the non-exclusive jurisdiction of the English courts are valid and binding;

4.1.8	No immunity

neither the Guarantor nor any of its assets is entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding (which shall include, without limitation, suit, attachment prior to judgment, execution or other enforcement);

4.1.9	Consents obtained

every consent, authorisation, licence or approval of, or registration with or declaration to, governmental or public bodies or authorities or courts required by the Guarantor to authorise, or required by the Guarantor in connection with, the execution, delivery, validity, enforceability or admissibility in evidence of this Guarantee or any of the other Security Documents to which the Guarantor is or is to be a party, or the performance by the Guarantor of its obligations under this Guarantee or any of the other Security Documents to which the Guarantor is or is to be a party, has been obtained or made and is in full force and effect and there has been no default in the observance of the conditions or restrictions (if any) imposed in, or in connection with, any of the same; and

4.1.10	No material adverse change

there has been no material adverse change in the financial position of the Guarantor or the consolidated financial position of the Group from that described by or on behalf of the Borrowers and/or the Guarantor to the Bank in the negotiation of this Guarantee.

4.2	Initial representations and warranties

The Guarantor further represents and warrants that:

4.2.1	Pari passu

the obligations of the Guarantor under this Guarantee are direct, general and unconditional obligations of the Guarantor and rank at least pari passu with all other present and future unsecured and unsubordinated Indebtedness of the Guarantor with the exception of any obligations which are mandatorily preferred by law and not by contract;

4.2.2	No default under other Indebtedness

the Guarantor is not (nor would with the giving of notice or lapse of time or the satisfaction of any other condition or any combination thereof be) in breach of or in default under any agreement relating to Indebtedness to which it is a party or by which it may be bound;

4.2.3	Information

the information, exhibits and reports furnished by the Guarantor to the Bank in connection or with the negotiation and preparation of this Guarantee are true and accurate in all material respects and not misleading, do not omit material facts and all reasonable enquiries have been made to verify the facts and statements contained therein; there are no other facts the omission of which would make any fact or statement therein misleading;

4.2.4	No withholding Taxes

no Taxes are imposed by withholding or otherwise on any payment to be made by the Guarantor under this Guarantee or any of the other Security Documents to which the Guarantor is or is to be a party, or are imposed on or by virtue of the execution or delivery by the Guarantor of this Guarantee or any of the other Security Documents to which the Guarantor is or is to be a party or any document or instrument to be executed or delivered under this Guarantee or such Security Documents;

4.2.5	No Default

no Default has occurred and is continuing; and

4.2.6	Shareholdings

the Borrower is a wholly-owned direct Subsidiary of the Guarantor and as of the date of this Guarantee no less than 75% of all the issued share capital of the Guarantor are ultimately beneficially owned by the Hadjioannou Family.

4.3	Repetition of representations and warranties

On and as of each day from the date of this Guarantee until all moneys due or owing, whether actually or contingently, under the Agreement and/or the other Security Documents (including this Guarantee) have been paid in full and while all or any part of the Commitment remains outstanding, the Guarantor shall:

4.3.1	be deemed to repeat the representations and warranties in clause 4.1 as if made with reference to the facts and circumstances existing on such day; and

4.3.2

be deemed to further represent and warrant to the Bank that the then latest audited financial statements delivered to the Bank under this Guarantee (if any) have been prepared in accordance with the Applicable Accounting Principles which have been consistently applied and present fairly and accurately the consolidated financial position of the Group as at the end of the financial period to which the same relate and the consolidated results of the operations of the Group for the financial period to which the same relate and, as at the end of such financial period, neither the Guarantor nor any other member of the Group had any significant liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements.

5	Undertakings

5.1	General

The Guarantor undertakes that, from the date of this Guarantee and so long as any moneys are owing, whether actually or contingently, under the Agreement or the other Security Documents (including this Guarantee) and while all or any part of the Commitment remains outstanding, it will:

5.1.1	Notice of default

promptly inform the Bank of any occurrence of which it becomes aware which might adversely affect its ability to perform its obligations under this Guarantee and each of the other Security Documents to which the Guarantor is or is to be a party, and of any Default forthwith upon becoming aware thereof and will from time to time, if so requested by the Bank, confirm to the Bank in writing that, save as otherwise stated in such confirmation, no Default has occurred and is continuing;

5.1.2	Consents and licences

without prejudice to clause 4.1, obtain or cause to be obtained, maintain in full force and effect and comply in all material respects with the conditions and restrictions (if any) imposed in, or in connection with, every consent, authorisation, licence or approval of governmental or public bodies or authorities or courts and do, or cause to be done, all other acts and things which may from time to time be necessary or desirable under applicable law for the continued due performance of all its obligations under this Guarantee;

5.1.3	Pari passu

ensure that its obligations under this Guarantee shall, without prejudice to the provisions of clause 5.2, at all times rank at least pari passu with all its other present and future unsecured and unsubordinated Indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract;

5.1.4	Financial statements

prepare or cause to be prepared:

(a)	audited consolidated financial statements of the Group in accordance with the Applicable Accounting Principles consistently applied in respect of each financial year;

(b)	unaudited consolidated financial statements of the Group in accordance with the Applicable Accounting Principles consistently applied in respect of each financial half- year; and

(c)	unaudited consolidated financial statements of the Group in accordance with the Applicable Accounting Principles consistently applied in respect of each financial quarter of each financial year,

and, in each case, deliver as many copies of the same as the Bank may reasonably require as soon as practicable but not later than one hundred and eighty (180) days (in the case of audited statements) and ninety (90) days (in the case of unaudited statements) after the end of the financial period to which they relate;

5.1.5	Valuations and Compliance Certificate

(a)

deliver or cause to be delivered to the Bank valuations (dated not earlier than 30 days previously) of each Fleet Vessel prepared in accordance with, and in the manner specified in, clause 9.2.2 of the Agreement (at the cost of the Guarantor) at the time when any annual or semi-annual consolidated financial statements of the Group are delivered to the Bank in accordance with clause 5.1.4 (and clause 9.2.2 of the Agreement shall apply mutatis mutandis hereto for the purpose of the valuation of Fleet Vessels); and

(b)

deliver to the Bank, a Compliance Certificate for the relevant period executed by the Guarantor and counter-signed by the Chief Financial Officer of the Guarantor and by the Borrower, at the time when any consolidated financial statements of the Group are delivered to the Bank in accordance with clause 5.1.4; and

(c)

no less than ten (10) days before the Guarantor intends to declare dividends, advise the Bank in writing of the proposed amount of such dividends and confirm to the Bank in writing, in a certificate duly signed by the Guarantor and the Borrower that no Event of Default has occurred or will occur as a result of the declaration or payment of such dividends;

5.1.6	Delivery of reports

deliver to the Bank copies of every report, circular, notice or like document issued by the Guarantor to its shareholders or creditors generally subject to applicable obligations of confidentiality or rules of the New York Stock Exchange; and

5.1.7	Provision of further information

provide the Bank with such financial or other information concerning the Group, the Borrower, the Guarantor, the other Security Parties, the other members of the Group and their respective affairs as the Bank may from time to time reasonably require, including, without limitation, any management information, information relating to the position, trading and/or employment of the Ship and any actual or proposed purchase of vessels by any member of the Group, copies of all documents required of the Guarantor or its board of directors to disclose or certify or to file with the Securities and Exchange Commission of the U.S.A. or pursuant to the Sarbanes-Oxley Act of the U.S.A. and any other documents or information as may be reasonably required by the Bank.

5.2	Negative undertakings

The Guarantor undertakes that, from the date of this Guarantee and so long as any moneys are owing under the Agreement or the other Security Documents (including this Guarantee) and while all or any part of the Commitment remains outstanding, it will not, without the prior written consent of the Bank:

5.2.1	Negative pledge

permit any Encumbrance (other than a Permitted Encumbrance) to subsist, arise or be created or extended over all or any of the shares of the Borrower to secure or prefer any present or future Indebtedness of the Guarantor or any other person;

5.2.2	No merger

merge or consolidate with any other person or enter into any demerger, amalgamation or any corporate reconstruction or redomiciliation of any kind;

5.2.3	Other business

undertake any business other than that conducted by it at the date of this Guarantee;

5.2.4	Distributions

declare or pay any dividends or make any other distributions to any of its shareholders if an Event of Default has occurred or will or, in the opinion of the Bank, is likely to occur as a result of, or following, the declaration or payment of such dividends or other distributions;

5.2.5	Shareholdings

change, cause or permit any change in, the legal and/or beneficial ownership of any of the shares in the Borrower which would result in the Borrower ceasing to be a wholly-owned direct Subsidiary of the Guarantor; or

5.2.6	Financial year

change the computation of its financial year from that existing on the date of this Guarantee (i.e. with financial year-end or 31 December).

5.3	Financial undertakings

5.3.1

The Guarantor undertakes with the Bank that, from the date of this Guarantee and so long as any moneys are owing under the Security Documents (including this Guarantee) and while all or any part of the Commitment remains outstanding, it will ensure that:

(a)	Consolidated Adjusted Net Worth

the Consolidated Adjusted Net Worth shall not be less than Two hundred million Dollars ($200,000,000) at any time;

(b)	Consolidated Adjusted Leverage Ratio

the Consolidated Adjusted Leverage Ratio shall not be higher than 0.70:1.0 at any time; and

(c)	Consolidated Debt Service Ratio

the Consolidated Debt Service Ratio shall not be higher than 5.5:1.0 at any time.

5.3.2

All the terms defined in clause 1.2 and used in this clause 5.3, and other accounting terms used in this clause 5.3, are to be determined by the Bank on a consolidated basis and (except as items are expressly included or excluded in the relevant definition or provision) are used and shall be construed in accordance with the Applicable Accounting Principles consistently applied and as determined from any relevant Accounting Information and any valuations of the Fleet Vessels and also by reference to any other information available to the Bank at any relevant time.

5.3.3

Subject to clause 5.3.4, the compliance of the Guarantor with the undertakings set out in clause 5.3.1 shall be determined and tested by the Bank in its sole discretion on the basis of calculations made by the Bank at the end of each Accounting Period at the time when the relevant Accounting Information and, where applicable, valuations of the Fleet Vessels have been delivered to the Bank pursuant to clause 5.1.4 and clause 5.1.5.

5.3.4	Notwithstanding the other terms of this clause 5.3 and, in particular, the time when compliance with the financial undertakings of clause 5.3.1 is to be tested by the Bank pursuant to clause

5.3.3, the Guarantor hereby undertakes that the financial undertakings of clause 5.3.1 will be complied with at all times during the whole term of each Accounting Period.

5.3.5

For the purposes of this clause 5.3: (i) no item shall be deducted or credited more than once in any calculation; and (ii) any amount expressed in a currency other than Dollars shall be converted into Dollars in accordance with the Applicable Accounting Principles consistently applied.

6	Set-off

The Guarantor authorises the Bank at any time following a demand made by the Bank under clause 2.1 and without notice to the Guarantor to apply any credit balance to which the Guarantor is then entitled on any account of the Guarantor with the Bank at any of its branches in or towards satisfaction of any sum then due and payable from the Guarantor to the Bank under this Guarantee. For this purpose the Bank is authorised to purchase with the moneys standing to the credit of such account such other currencies as may be necessary to effect such application. The Bank shall not be obliged to exercise any right given to it by this clause 6. The Bank shall notify the Guarantor forthwith upon the exercise or purported exercise of any right of set-off giving full details in relation thereto.

7	Benefit of this Guarantee

7.1	Benefit and burden

This Guarantee shall be binding upon the Guarantor and its successors in title and shall enure for the benefit of the Bank and its successors in title, Assignees and/or Transferees. The Guarantor expressly acknowledges and accepts the provisions of clause 16 of the Agreement and agrees that any person in favour of whom an assignment or a transfer is made in accordance with such clause shall be entitled to the benefit of this Guarantee.

7.2	Changes in constitution or reorganisation of Bank

For the avoidance of doubt and without prejudice to the provisions of clause 7.1, this Guarantee shall remain binding on the Guarantor notwithstanding any change in the constitution of the Bank or its absorption in, or amalgamation with, or the acquisition of all or part of its undertaking or assets by, any other person, or any reconstruction or reorganisation of any kind, to the intent that this Guarantee shall remain valid and effective in all respects in favour of any successor in title, Assignee or Transferee of the Bank in the same manner as if such successor in title, Assignee or Transferee had been named in this Guarantee as a party instead of, or in addition to, the Bank.

7.3	No assignment by Guarantor

The Guarantor may not assign or transfer any of its rights or obligations under this Guarantee.

7.4	Disclosure of information

The Bank may, without the consent of the Guarantor, disclose to a prospective assignee or transferee or to any other person who may propose entering into contractual relations with the Bank in relation to the Agreement such information about the Guarantor as the Bank shall consider appropriate.

8	Notices and other matters

8.1	Notices

Clause 17.1 of the Agreement shall apply to this Guarantee as if set out herein and every notice, request, demand or other communication under this Guarantee shall be sent:

8.1.1	it to the Guarantor at:

32 Karamanli Avenue 166 05 Voula Greece

Fax No:	+30 210 8956900
Attention:	Constantinos Adamopoulos

8.1.2	if to the Bank at:

Bayerische Hypo- und Vereinsbank Aktiengesellschaft 7 Heraklitou Street 106 73 Athens Greece

Fax:	+30 210 412 6597
Attention:	The Manager

or to such other address or facsimile number as is notified by the Guarantor or the Bank to the other party to this Guarantee.

8.2	No implied waivers, remedies cumulative

No failure or delay on the part of the Bank to exercise any power, right or remedy under this Guarantee shall operate as a waiver thereof, nor shall any single or partial exercise by the Bank of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in this Guarantee are cumulative and are not exclusive of any remedies provided by law.

8.3	English translations

All certificates, instruments and other documents to be delivered under or supplied in connection with this Guarantee shall be in the English language or shall be accompanied by a certified English translation upon which the Bank shall be entitled to rely.

8.4	Other guarantors

The Guarantor agrees to be bound by this Guarantee notwithstanding that any other person intended to execute or to be bound by any other guarantee or assurance under or pursuant to the Agreement may not do so or may not be effectually bound and notwithstanding that such other guarantee or assurance may be determined or be or become invalid or unenforceable against any other person, whether or not the deficiency is known to the Bank.

8.5	Expenses

The Guarantor agrees to reimburse the Bank on demand for all legal and other costs, charges and expenses on a full and unqualified indemnity basis which may be incurred by the Bank in relation to the enforcement of this Guarantee against the Guarantor.

8.6	Partial invalidity

If, at any time, any provision of this Guarantee is or becomes illegal, invalid or unenforceable in any respect under any law or jurisdiction, neither the legality validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision in any other respect or under the law of any other jurisdiction will be affected or impaired in any way.

8.7	Maximum liability

Anything contained in this Guarantee to the contrary notwithstanding, the obligations of the Guarantor hereunder shall be limited to a maximum aggregate amount equal to the greatest amount that would not render the Guarantor’s obligations hereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of Title 11 of the United States Code or any similar provisions of applicable law (collectively, the “Fraudulent Transfer Laws”), in each case after giving effect to all other liabilities of the Guarantor, contingent or otherwise, that are relevant under the Fraudulent Transfer Laws (specifically excluding, however, any liabilities of the Guarantor (a) in respect of inter-company Indebtedness to the Borrower or any other member of the Group to the extent that such Indebtedness would be discharged in an amount equal to the amount paid by the Guarantor hereunder and (b) under any guarantee of Indebtedness subordinated in right of payment to the Guaranteed Liabilities, which guarantee contains a limitation as to maximum amount similar to that set forth in this paragraph, pursuant to which the liability of the Guarantor hereunder is included in the liabilities taken into account in determining such maximum amount) and after giving effect as assets to the value (as determined under the applicable provisions of the Fraudulent Transfer Laws) of any rights to subrogation, contribution reimbursement, indemnity or similar rights of the Guarantor pursuant to (i) applicable law or (ii) any agreement providing for an equitable allocation among the Guarantor and other members of the Group of obligations arising under guarantees by such parties.

9	Law and jurisdiction

9.1	Law

This Guarantee is governed by, and shall be construed in accordance with, English law.

9.2	Submission to jurisdiction

The Guarantor agrees for the benefit of the Bank that any legal action or proceedings arising out of or in connection with this Guarantee against the Guarantor or any of its assets may be brought in the English courts, irrevocably and unconditionally submits to the jurisdiction of such courts and irrevocably designates, appoints and empowers Mr. Savvas Savvides at present of 24 Exeter Road, London N14 5JY, England to receive for it and on its behalf, service of process issued out of the English courts in any such legal action or proceedings and the Guarantor further undertakes that, in the event that such individual passes away or cannot be found, the Guarantor hereby irrevocably and unconditionally authorises the Bank to designate, appoint and empower, on the Guarantor’s behalf, Messrs Cheeswrights or Messrs Saville & Co. at their then principal place of business in London, as substitute process agents of Mr. Savvas Savvides for the purposes of this clause. The submission to such jurisdiction shall not (and shall not be construed so as to) limit the right of the Bank to take proceedings against the Guarantor in the courts of any other competent jurisdiction, nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not. The Guarantor further agrees that only the courts of England and not those of any other State shall have jurisdiction to determine any claim which the Guarantor may have against the Bank arising out of or in connection with this Guarantee.

9.3	Contracts (Rights of Third Parties) Act 1999

No term of this Guarantee is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Guarantee.

IN WITNESS whereof the parties to this Guarantee have caused this Guarantee to be duly executed as a deed on the date first above written.

Schedule 1

Form of Compliance Certificate

To:	BAYERISCHE HYPO- UND VEREINSBANK AKTIENGESELLSCHAFT

From:	SAFE BULKERS, INC.

Dated: [●]

US$40,170,618.70 Loan Agreement dated 11 January 2007, as amended (the “Loan Agreement”) - Corporate Guarantee dated [●] 2008 (the “Corporate Guarantee”)

Terms defined in the Corporate Guarantee shall have the same meaning when used herein.

We refer to clause 5.3.1 of the Corporate Guarantee and hereby certify that, as at [insert date of accounts] and on the date hereof:

1	Financial covenants

(a) the Consolidated Adjusted Net Worth is $[●], calculated as follows: [ ]; and

(b) the Consolidated Adjusted Leverage Ratio is [●]:1.0, calculated as follows:[ ]; and

(c) the Consolidated Debt Service Ratio is [●]:1.0, calculated as follows: [ ].

[and we hereby confirm that the above comply with the provisions of clause 5.3.1 of the Guarantee.]

2	Default

[No Default has occurred and is continuing]

or

[The following Default has occurred and is continuing: [provide details of Default]. [The following steps are being taken to remedy it: [provide details of steps being taken to remedy Default]].

Signed:

[Director[s]/Officer[s]] [or any other duly authorised representatives [or appropriate]]
For and on behalf of:
SAFE BULKERS, INC.

Signed:

[Director[s]/Officer[s]] [or any other duly authorised representatives [or appropriate]]
For and on behalf of:
PETRA SHIPPING LTD.

I hereby confirm and certify that the above statements are correct and complete.

Signed:

Chief Financial Officer
For and on behalf of
SAFE BULKERS, INC.

EXECUTED as a DEED	)
by	)	/s/
for and on behalf of	)
SAFE BULKERS, INC.	)	Attorney-in-Fact
in the presence of:	)

/s/ Leila Slim

Witness
Name: Leila Slim
Address:
Occupation: Trainee Solicitor

EXECUTED as a DEED	)	/s/ Vassilis Mantzaviros
by Vassilis Mantzaviros and by	)
for and on behalf of Pericles Lykoudis	)	Authorised signatory
BAYERISCHE HYPO- UND VEREINSBANK	)
AKTIENGESELLSCHAFT	)	/s/ Pericles Lykoudis
in the presence of:	)
Authorised signatory

/s/ Leila Slim

Witness
Name: Leila Slim
Address:
Occupation: Trainee Solicitor